Act: 1933
Section: 4(4)
Rule:
Public Availability: 6/5/2007

NO ACT

DC

June 5, 2007

P.E. 6-5-07

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Securities, Inc.
Incoming letter dated June 5, 2007

Based on the facts presented, the Division will not recommend that the Commission take enforcement action against JPMSI if JPMSI sells JPMorgan common stock without registration under the Securities Act of 1933. Capitalized terms have the same meanings defined in your letter.

This position is limited to JPMSI sales of JPMorgan common stock in connection with facilitating JPMSI's customer trades of S&P 500 Basket transactions. We note in this regard that:

- JPMSI's transactions in the JPMorgan common stock will occur as part of an integrated set of transactions based on the S&P 500 index and executed through computerized trading facilities that permit a simultaneous entry of multiple orders, such as the NYSE SuperDot for listed securities.
- Orders to sell all the JPMorgan common stock related to the S&P 500 Basket will be entered simultaneously along with orders to sell all the other component stocks.
- JPMSI will not solicit customer transactions in the JPMorgan common stock or S&P 500 Baskets.
- At any point in time the individual percentage representation of stock issued by JPMorgan or an affiliate in an S&P 500 Basket will be 5% or less.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only expresses the Division's position on enforcement action and does not purport to express any legal conclusion of the question presented.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2007

Mail Stop 3010

Soo J. Yim
Wilmer Cutler Pickering Hale & Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006

Re: J.P. Morgan Securities Inc.

Dear Ms Yim:

In regard to your letter of June 5, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

June 5, 2007

Carol M. McGee, Esq.
Deputy Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Room 3226
Washington, D.C. 20549

Re: Status of S&P500 Basket Transactions under Section 5 of the Securities Act of 1933

Dear Ms. McGee:

On behalf of our client, J.P. Morgan Securities Inc. ("JPMSI" or the "Firm") and its parent corporation, JPMorgan Chase & Co. ("JPMorgan"), we hereby request that the staff of the Division of Corporation Finance (the "Division") will not recommend that the Securities and Exchange Commission (the "SEC" or "Commission") take enforcement action against the Firm or JPMorgan if the Firm sells a basket of the stocks comprising the S&P 500 Index[1] in connection with customer facilitation as described herein and includes the JPMorgan common stock in the basket without registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), in the manner described below.

I. Background

A. Description of Index-Based Program Trading

JPMSI, a registered broker-dealer under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), engages in various index-related trading activities through a trading desk known as the "Program Trading Desk." The Program Trading Desk trades "baskets" of stocks, exchange-traded funds ("ETFs"), and related futures contracts that track widely disseminated stock indices, such as the S&P 500. In a typical index basket transaction, the Program Trading Desk buys and sells an entire basket of stocks comprising the actual securities that track the relevant index -- for example, for an S&P 500 basket, the S&P 500 component stocks. Our request relates to the Program Trading Desk's sale of the JPMorgan common stock in connection with facilitating JPMSI's customer trades of the actual basket of the stocks comprising the S&P 500 ("S&P 500 Basket"). Such S&P 500 Basket transactions entail

1 S&P 500® is a trademark of The McGraw-Hill Companies, Inc. The S&P 500 is widely regarded as the standard for measuring large-cap U.S. stock-market performance.

simultaneous entry, but separate execution, of orders in the component securities in proportion to their relative representation in the S&P 500.

As part of JPMSI's index-based program trading business, the Program Trading Desk may, on occasion, act in a "principal" capacity, which means that JPMSI is performing a customer facilitation role by committing the Firm's capital. Such facilitation activity takes place primarily in connection with customers' trading strategies involving (i) the purchase or sale of a large number of securities to track a particular index at a benchmark price ("benchmark facilitation") and (ii) the exchange of a futures contract for physicals ("EFP"), which entails a simultaneous transaction in a basket of index stocks and index futures ("EFP facilitation").[2] The following is a brief description of each of these facilitation activities.

Benchmark facilitation. When a customer seeks to sell a particular index basket at a benchmark price, such as the volume weighted average price ("VWAP") of each of the relevant stocks tracking the index, JPMSI may bid to purchase the entire basket from the customer, in response to the customer's desire for a guaranteed execution price. This facilitation activity is made possible only by JPMSI's decision to commit its own capital to acquire a "long" position in each of those stocks, providing liquidity in the market to offset any potential selling pressure. To trade out of (or "liquidate") this long position assumed by JPMSI, the Program Trading Desk sends sell orders in the component stocks through computerized trading facilities that permit a simultaneous entry of multiple orders. As a matter of general business practice, JPMSI seeks to "flatten" its position by the close of trading on the business day following the customer facilitation transaction.[3]

EFP facilitation. When a customer seeks to transfer its "short" index futures position and the offsetting long position in each of the relevant stocks tracking the index, JPMSI may bid to purchase the entire basket from the customer and simultaneously sell the corresponding futures

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2 EFP transactions are conducted pursuant to applicable futures contract regulations, which generally require that the purchase and sale of the futures contract be simultaneous with the sale and purchase of a comparable quantity of stock. *See* Commodity Exchange Act § 6c(a), 7. U.S.C. § 6c(a), and Rule 1.38 thereunder; Chicago Mercantile Exchange ("CME") Rule 538; Report of the Commodity Futures Trading Commission ("CFTC") Division of Trading and Markets: Exchanges of Futures for Physicals (Oct. 1987). Among other things, the CME requirements for EFP transactions involving stock index futures provide that "[s]tock baskets must be highly correlated to the underlying index with an R2 =.90 or greater. Further, these stock baskets must represent at least 50% of the underlying index by weight; OR, include at least 50% of the names of the underlying index. " *See* EFP/EBF/EFR Trading Practices Q&A (A20), Apr. 30, 2007, available at http://www.cme.com/files/efpfaq.pdf.

3 Similarly, JPMSI may also facilitate a customer order to purchase an index basket by acting in a principal capacity. For example, the customer may seek to buy a basket of securities comprising a particular index at a VWAP-based price. The Program Trading Desk may agree to sell the basket to the customer at the guaranteed price, thereby acquiring a "short" position. This sale of the basket to the customer also involves the use of computerized trading facilities that permit a simultaneous entry of multiple orders. To trade out of or liquidate this short position, the Program Trading Desk sends buy orders in the component stocks to the marketplace.

position to the customer. Typically, EFP transactions are priced off the market opening or closing price for each of the relevant component stocks. Once the Program Trading Desk acquires the long stock position and short futures position, it seeks to "unwind" the EFP trade by sending sell orders for the component stocks through computerized trading facilities that permit a simultaneous entry of multiple orders while buying the futures on the relevant contract market.[4]

B. Industry Developments and Regulatory Backdrop

Since the early 1980s, index-based program trading has grown significantly due to an increasing number of index funds and increasing amount of indexed assets.[5] The volume of EFP trading involving stock index futures continues to grow.[6] More recently, ETFs have gained in popularity. Although purchases and sales of ETF shares, in and of themselves, do not involve direct trades of the stocks comprising the relevant index, their creation and redemption activities may necessitate a substantial amount of index-based program trading. The historical data compiled by the New York Stock Exchange LLC ("NYSE") demonstrates the expansion of program trading in recent years. For example, in December 2003, program trading volume accounted for approximately 25.1% of total NYSE volume; the figure for June 2006 was 46.4%.[7]

As more fully described in Part II of this letter, the Division previously made appropriate regulatory accommodations in order to facilitate the NYSE's Exchange Stock Portfolio Service

4 Similarly, JPMSI may also facilitate a customer EFP order to sell a long futures position and the offsetting short position in each of the stocks comprising the index. For example, the Program Trading Desk may agree to sell the basket to the customer (which is executed by using computerized trading facilities that permit a simultaneous entry of multiple orders), thereby assuming, in effect, the customer's short position, while purchasing the corresponding futures position from the customer at a price based on the market opening or closing. Again, to "unwind" the EFP trade, the Program Trading Desk sends buy orders in the component stocks to the marketplace while selling the futures on the relevant contract market.

5 As noted by the SEC, "The advent of trading in index futures and options in the early 1980s led to the development of stock trading strategies involving the acquisition and liquidation of offsetting positions in the underlying stocks. As those strategies matured, and as institutional investors became increasingly interested in holding portfolios that tracked the market as a whole, program trading evolved. Program trading can be described as the simultaneous entry, but separate execution, of orders in stocks in proportion to their relative representation in major indices." Exchange Act Rel. No. 26,908 (June 8, 1989), 54 Fed. Reg. 25,516 (June 15, 1989).

6 Between 1986 and 1996, the CFTC stated that "EFP activity as a share of trading volume has been relatively stable in traditional agricultural markets and has declined in some cases. The trend for financial futures contracts has been just the opposite, with EFP activity continuing to increase, in some cases dramatically." CFTC Concept Release, 63 Fed. Reg. 3708, 3711 (Jan. 26, 1998).

7 *See* NYSE Program Trading Statistics, http://www.nyse.com/marketinfo/datalib/1152267398806.html. Under the former methodology (i.e., program buy volume + program sell volume as percent of NYSE volume), these figures would have been 50.2% in December 2003 and 92.2% in June 2006. *See id.*

("ESP Service").[8] The ESP Service, whose operation was suspended in 1991, allowed trades in the component stocks of an index to be effected in a single execution, as opposed to separate execution for each of the component stocks. In this narrow aspect, the ESP Service differs from the Firm's current index-based program trading activities. In the ESP No-Action Letter, the staff stated that the "Division will not recommend that the Commission take enforcement action against an Exchange member corporation who engages in agency and proprietary transactions in connection with a Basket including equity securities issued by either such Exchange Member or an affiliate of such Exchange Member without compliance with Section 5," provided that such transactions are executed pursuant to the rules of the ESP Service.[9]

In addition, the Commission has adopted certain rules to facilitate index-related program trading activities. For example, Exchange Act Rule 12a-7, adopted following approval of the NYSE's ESP Service, allows for a national market system security that is a component stock of a "standardized market basket" (as defined in Rule 12a-7) to be traded on an exchange without being registered pursuant to Exchange Act Section 12(a). The Commission reasoned that the reporting of last sale information on such stocks, the availability of information about their issuers, and the particular qualitative and quantitative requirements applicable to these securities justified an exemption.[10] Similarly, by way of example, Regulation M under the Exchange Act provides an exception for basket transactions, which are defined for that purpose as "[b]ids or purchases, in the ordinary course of business, in connection with a basket of 20 or more securities in which a covered security does not comprise more than 5% of the value of the basket purchased," as well as for re-balancing of a basket due to changes in the composition of a standardized index.[11]

II. Discussion

In the ordinary course of its business as a broker-dealer, the Firm's Program Trading Desk provides benchmark and EFP facilitation services to its customers. At present, if a customer seeks to trade baskets of stocks that include the JPMorgan common stock (such as the S&P 500), the Program Trading Desk's ability to provide such facilitation services by acting as principal is substantially hampered. For the reasons discussed below, we believe that this outcome is not warranted, given the policy rationale underlying the Securities Act.

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8 NYSE, SEC No-Action Letter, 1989 WL 246468 (Oct. 26, 1989) ("ESP No-Action Letter").

9 The NYSE rules for the ESP Service are codified in NYSE Rules 800 through 817.

10 Exchange Act Rel. No. 29,285 (June 11, 1991), 56 Fed. Reg. 28,320 (June 20, 1991).

11 Regulation M, Rule 101(b)(6) under the Exchange Act, 17 C.F.R. § 242.101.

A. Need for Relief

From time to time, in order to facilitate a customer order to sell the S&P 500 Basket, JPMSI's Program Trading Desk takes a long position in each of the relevant component stocks, including the JPMorgan common stock. Currently, in the course of liquidating that position, for all other stocks in the S&P 500 Basket, the Program Trading Desk sends sell orders to the marketplace via computerized trading facilities that permit a simultaneous entry of multiple orders,[12] but does not sell the JPMorgan common stock in this fashion because of concerns that such sales may not qualify for the Section 4(3) dealer's exemption, given the corporate affiliation between JPMSI and JPMorgan.[13] Absent the Section 5 concerns, the Program Trading Desk would like to trade out of that position, just as it trades out of the positions that the Firm has in the other component stocks. Similarly, from time to time, JPMSI takes long positions in the relevant S&P 500 component stocks in order to facilitate the customer's EFP order involving a transfer of the paired short futures/long stock positions. In the future, upon completing the EFP, the Program Trading Desk would like to unwind the "cash leg" (that is, the long position in the S&P 500 Basket) by sending sell orders to the marketplace without having to exclude the JPMorgan common stock.[14]

In this regard, it should be noted that JPMSI cannot rely on the Section 4(4) exemption for unsolicited brokerage transactions, because its sale of the JPMorgan common stock would not be deemed an agency transaction executed upon an unsolicited customer order to buy the security. In a principal sale to a customer, even if the customer approaches JMPSI on an unsolicited basis, Section 4(4) is not available because it would not qualify as a "brokers' transaction." JPMSI cannot avoid the Section 5 issue by acting in an agency rather than a principal capacity while satisfying its customers' needs, because JPMSI's customers seek a fixed price execution for their benchmark or EFP orders, which cannot be provided unless JPMSI steps in as principal and assumes risk. By putting its capital at risk, JPMSI is providing liquidity in connection with these transactions, which serves important interests of market participants and the securities markets generally.

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12 Various trading centers receive the entry of such electronic orders from their member firms for the securities listed on their markets, such as the NYSE's SuperDot, which is an electronic order-routing system used by NYSE member firms to send market and limit orders to the NYSE. *See* NYSE, Hybrid Market Training Program, Sep. 2006, available at http://www.nyse.com/pdfs/hm_booklet.pdf.

13 Similarly, when JPMSI is asked to facilitate a customer order to buy the S&P 500 Basket by acting as principal, the Program Trading Desk currently does not include the JPMorgan common stock in the firm's sale of the basket to "fill" the customer order, again because of concerns that the sale may not qualify for the dealer's exemption.

14 Similarly, when JPMSI is asked to facilitate a customer EFP order involving a transfer of the paired long futures/short stock positions, the Program Trading Desk currently does not include the JPMorgan common stock in assuming the customer's short positions in the S&P 500 Basket.

Registration under Section 5 of the Act is not a practical alternative in light of the related expenses and administrative burdens. In addition, JPMSI would be unable to effect registered sales of the JPMorgan common stock during "blackout" periods, which would add further inconvenience and uncertainty for JPMSI's customers and JPMSI's index-based program trading business. The NYSE's ESP Service is not available at present, and there is no alternative exchange-traded basket trading service with respect to which the Division has extended regulatory accommodations under Section 5 of the Act.

In short, absent the relief requested herein, JPMSI has to leave the JPMorgan common stock out of the S&P 500 Basket in order to avoid the Section 5 issue relating to the sale of the JPMorgan common stock. This inconveniences customers and introduces unnecessary complications into JPMSI's ability to engage in S&P 500 Basket trading, a critical component of today's securities markets. Moreover, JPMSI and other U.S. firms in a similar position are at a competitive disadvantage in relation to other broker-dealers whose parent corporations' stocks are not components of the S&P 500 (*e.g.*, those owned by foreign holding companies).[15]

B. Basis for Relief

We hereby seek the staff's assurance that it will not recommend enforcement action if JPMSI sells the common stock of JPMorgan in connection with its facilitation of customer orders for the S&P 500 Baskets without registration under Section 5 of the Securities Act. In these transactions, JPMSI essentially functions as a dealer, rather than as an issuer or underwriter. The transactions will be executed in the ordinary course of JPMSI's business of buying and selling securities as a broker-dealer. The Program Trading Desk will trade the JPMorgan common stock in order to meet customers' needs for benchmark and EFP facilitation services, not as a means to engage in an unregistered distribution of the security.

JPMSI's transactions in the JPMorgan common stock will occur as part of an integrated set of transactions based on the S&P 500. They will not be part of any particular effort to distribute any individual security. Orders to sell the JPMorgan common stock will be entered simultaneously along with orders to sell all of the other component stocks. The S&P 500 Basket transactions will occur as part of a single trading strategy. The terms of the trade (execution price and quantity) of the S&P 500 Basket will not be individually negotiated per each stock included in the basket, and the investment decision is based on the entire basket as a whole. Neither the Program Trading Desk nor any other business unit of the Firm will solicit customer transactions in the JPMorgan common stock.[16] While the Firm and the Program Trading Desk

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15 In addition to JPMorgan, a number of corporations whose affiliates include NYSE member firms are included in the S&P 500.

16 As discussed below, NYSE Rule 312(f) currently prohibits a member firm from effecting any transaction in its parent corporation's equity or non-investment grade debt securities for the account of any customer, except on an unsolicited basis.

may advertise and market the availability of index-based program trading services to investors in general, no basket transaction with any customer will be initiated upon solicitation by the JPMSI personnel.

It is purely coincidental that the common stock of JPMSI's parent corporation is included in the S&P 500. The Program Trading Desk by no means undertakes index-based program trading as a means to effect direct or indirect distributions of the JPMorgan common stock without registration. Indeed, the Program Trading Desk currently has to go to great lengths to exclude the JPMorgan common stock from its trading, which is inconvenient for the customer, complicated for JPMSI, and serves no apparent investor protection purpose. The Program Trading Desk does not possess any "inside information" regarding the JPMorgan common stock by virtue of the corporate affiliate relationship between JPMorgan and JPMSI.

Investor protection would not be furthered by requiring registration of the JPMorgan common stock when the sale takes place only as part of the S&P 500 Basket trading. These transactions are overwhelmingly a sale of the S&P 500 stocks as a whole, not the sale by JPMSI of its parent corporation's common stock. At present, the JPMorgan common stock generally comprises between 1.3% and 1.4% of the S&P 500. Customers wishing to buy or sell the S&P 500 Basket from or through JPMSI are focused on the investment merit of the index as a whole, and not any particular individual component stock. Disclosure about JPMorgan provided through registration in this setting would not be relevant to investors considering these basket trades.

The relief requested is very similar to that granted by the staff in connection with the NYSE ESP Service.[17] The NYSE sought relief on behalf of its members in 1989, in connection with the launch of its ESP Service. The first portfolio to be traded on the service was based on the S&P 500, which at the time included the parent companies of five NYSE member firms. In this context, the staff took a no-action position under Section 5, provided that (i) the transactions were effected in accordance with NYSE Rule Series 800, which governed the ESP Service, (ii) the transactions complied with NYSE Rule 312(g) (currently codified as 312 (f)) and the exceptions to that rule provided in Rule 800(c)(vii), and (iii) the member corporation's or affiliate's stock did not constitute more than 5% of the basket. The 5% limitation also applied to any customized basket created through a "split" between member and customer of the basket stocks pursuant to the applicable NYSE rules.

As in the ESP No-Action Letter, the S&P 500 Baskets at issue in this request are based on a widely disseminated stock index. The ESP Service was designed to permit trading of standardized baskets, each of which was required to be based on a widely disseminated stock index and approved by the NYSE. Initially, according to the ESP No-Action Letter, the ESP Service would provide for trading in just one basket, which was based on the S&P 500 Portfolio

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17 NYSE, SEC No-Action Letter, 1989 WL 246468 (Oct. 26, 1989).

Index, an index identical to the S&P 500 except that it has been adjusted to eliminate fractions of shares and is adjusted less frequently than the S&P 500. The ESP No-Action Letter even permitted the NYSE member firm to "split" a basket with a customer, if the customer did not want to trade all of the component stocks. In this regard, it should be noted that JPMSI seeks relief for a more limited range of basket trading than what is permitted under the ESP No-Action Letter, because the Firm's index-based program entails no customization.

Like the ESP Service, the terms of JPMSI's trades with its customers are negotiated on an aggregate index-wide basis. For example, when providing benchmark facilitation services, JPMSI may agree to buy an S&P 500 Basket in the amount of $10 million on a VWAP basis. Similarly, when providing EFP facilitation services, JPMSI may agree to buy the S&P 500 Basket (long stock)/short futures positions with the "cash leg" valued to be $10 million on a market closing price basis. Through the ESP Service, the entire basket was traded on the NYSE at an aggregate price with one execution, but the purchaser became the direct owner of each of the individual stocks in the basket. Likewise, each S&P 500 Basket transaction executed by JPMSI is based on a simultaneous entry of multiple orders that entails aggregate pricing and transfer of ownership for the entire basket, even though the transaction requires, as a mechanical matter, separate execution for each security in the basket.

In approving the ESP Service, the Commission noted that the "ESP market will have different trading dynamics than the market for the individual stocks, and that the regulatory structure for individual stocks may *not* be best suited for ESP trading" (emphasis added).[18] We respectfully submit that the same trading dynamics that led the Division to issue the ESP No-Action Letter in 1989 should lead the staff to extend the same no-action position to JPMSI's index-based program trading.

Consistent with the ESP No-Action Letter, JPMorgan comprises less than 5% of the S&P 500. The ESP No-Action Letter specifies that the stock of the member firm or its affiliate must not comprise more than 5% of the basket, whether standardized or customized through a split. According to the information provided by the NYSE in its request for no-action relief, the NYSE member firm's affiliate comprising the largest percentage of the S&P 500 Portfolio Index represented 2.19%. At present, the JPMorgan common stock comprises between 1.3% and 1.4% of the S&P 500, well below the limit imposed in the ESP No-Action Letter. JPMSI will monitor this percentage and would not rely on the no-action position if the 5% threshold is exceeded.

The NYSE provided exceptions from its Rule 312(g) (currently codified as Rule 312(f)) for transactions executed through the ESP Service.[19] Similarly, the NYSE staff has advised us

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18 Exchange Act Rel. No. 27,382 (Oct. 26, 1989), 54 Fed. Reg. 45,834 (Oct. 31, 1989).

19 As noted by the NYSE in its incoming letter requesting the staff's no-action position, Rule 312 was interpreted by the NYSE staff to preclude a member firm whose affiliate's stock was a component of the S&P 500 Portfolio Index from effecting basket transactions for its own account without obtaining the exchange's approval.

that the NYSE would not object to the Firm's index-based program trading under Rule 312.[20] Separately, also under NYSE Rule 312, a member firm may not effect any transaction (except on an unsolicited basis) for the account of any customer in, or make any recommendation with respect to, the equity security or any non-investment grade debt of the member firm itself or its parent corporation.[21] In compliance with this provision, all sales of the S&P 500 Baskets or other index baskets that include the JPMorgan common stock will be effected by JPMSI on an unsolicited basis. In short, from the perspective of compliance with the NYSE rules, there should be no reason not to allow the activities expressly permitted by NYSE Rule 800(c)(vii) outside the context of the now-defunct ESP Service.

Finally, it is worth emphasizing that JPMSI's index-based program trading is subject to specific reporting obligations for program trades under the applicable rules of self-regulatory organizations ("SROs").[22] In addition, as noted above, EFP trades are subject to the CFTC's oversight through a variety of sources, including the agency's review of contract market rules governing such transactions, its reporting and recordkeeping requirements, and contract markets' enforcement of their own rules.[23] As in other instances (*e.g.*, compliance with Regulation M restrictions), the existing oversight structure should provide assurance to the SEC that JPMSI's index-based program trading remains subject to appropriate regulatory controls, such that further regulation under the Securities Act is unnecessary.

As part of its trading rules for the ESP Service, the NYSE provided exceptions for those member firms whose affiliates were included in the S&P 500 Portfolio Index.

20 As stated by the NYSE staff, the exchange would have no objections to a member firm selling or buying its parent corporation's stock in the ordinary course of its business as a broker-dealer to facilitate index basket trading activities by its customers, provided that such transactions have no material impact on the firm's overall financial soundness. This information was provided by Gregory F. Taylor, Senior Special Counsel, Rule and Interpretive Standards, NYSE, to Soo J. Yim, Wilmer Cutler Pickering Hale & Dorr LLP, in telephone discussions on October 19, 2005 and on May 3, 2007.

21 *See* NYSE Info Memo 06-65 (Sep. 11, 2006).

22 As an NYSE member firm, JPMSI is required to submit a Daily Program Trading Reporting ("DPTR") application to the NYSE. *See* NYSE Info. Memo 03-9 (Mar. 17, 2003); NYSE Rule 476(a)(11). DPTRs must be provided by close of business on the second business day following the reportable activity (*i.e.*, T+2). For OATS reporting to the NASD, firms must indicate that a trade is a program trade or index arbitrage trade. NASD Rule 6954(b)(17). For this purpose, "program trade" and "index arbitrage trade" have the same meanings as in NYSE Rule 80A. The NYSE recently proposed to update the definition of program trading in its Rule 80A and to replace the DPTR requirement with a simplified audit trail procedure, and this proposal was approved by the SEC on May 22, 2007. *See* Exchange Act. Rel. No. 55,615 (Apr. 11, 2007), 72 Fed. Reg. 19,225 (Apr. 17, 2007); Exchange Act. Rel. No. 55,793 (May 22, 2007), 72 Fed. Reg. 29,567 (May 29, 2007). JPMSI's facilitation of its customer trades of the S&P 500 Baskets as described herein would meet the NYSE's newly amended definition of program trading under Rule 80A.

23 CFTC Concept Release, 63 Fed. Reg. 3708, 3711 (Jan. 26, 1998).

C. Conclusion

Based on the foregoing, we believe that it would be appropriate for the staff not to recommend enforcement action against the Firm or JPMorgan if the Firm sells the JPMorgan common stock in connection with facilitating JPMSI's customer trades of the S&P 500 Baskets without registration under Section 5, all in the manner described in this letter. We believe that the rationale supporting the Division's position in the ESP No-Action Letter is present here, including appropriate regulatory oversight and the small amount of the security in relation to the overall index. If you have any questions concerning the foregoing or desire any additional information, please do not hesitate to contact the undersigned at (202) 663-6958 or Meredith Cross at (202) 663-6644.

Very truly yours,

Soo J. Yim

cc: David Miller, Esq.
J.P. Morgan Securities Inc.

Act: 1933
Section: 4(3)
Rule:
Public Availability: 6/5/2007

June 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: J.P. Morgan Securities, Inc.
Incoming letter dated June 5, 2007

Based on the facts presented, the Division will not recommend that the Commission take enforcement action against JPMSI if JPMSI sells JPMorgan common stock without registration under the Securities Act of 1933. Capitalized terms have the same meanings defined in your letter.

This position is limited to JPMSI sales of JPMorgan common stock in connection with facilitating JPMSI's customer trades of S&P 500 Basket transactions. We note in this regard that:

- JPMSI's transactions in the JPMorgan common stock will occur as part of an integrated set of transactions based on the S&P 500 index and executed through computerized trading facilities that permit a simultaneous entry of multiple orders, such as the NYSE SuperDot for listed securities.
- Orders to sell all the JPMorgan common stock related to the S&P 500 Basket will be entered simultaneously along with orders to sell all the other component stocks.
- JPMSI will not solicit customer transactions in the JPMorgan common stock or S&P 500 Baskets.
- At any point in time the individual percentage representation of stock issued by JPMorgan or an affiliate in an S&P 500 Basket will be 5% or less.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only expresses the Division's position on enforcement action and does not purport to express any legal conclusion of the question presented.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2007

Mail Stop 3010

Soo J. Yim
Wilmer Cutler Pickering Hale & Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C. 20006

Re: J.P. Morgan Securities Inc.

Dear Ms Yim:

In regard to your letter of June 5, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee
Deputy Chief Counsel

WILMERHALE

June 5, 2007

Carol M. McGee, Esq.
Deputy Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Room 3226
Washington, D.C. 20549

Re: Status of S&P500 Basket Transactions under Section 5 of the Securities Act of 1933

Dear Ms. McGee:

On behalf of our client, J.P. Morgan Securities Inc. ("JPMSI" or the "Firm") and its parent corporation, JPMorgan Chase & Co. ("JPMorgan"), we hereby request that the staff of the Division of Corporation Finance (the "Division") will not recommend that the Securities and Exchange Commission (the "SEC" or "Commission") take enforcement action against the Firm or JPMorgan if the Firm sells a basket of the stocks comprising the S&P 500 Index[1] in connection with customer facilitation as described herein and includes the JPMorgan common stock in the basket without registration under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), in the manner described below.

I. Background

A. Description of Index-Based Program Trading

JPMSI, a registered broker-dealer under Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), engages in various index-related trading activities through a trading desk known as the "Program Trading Desk." The Program Trading Desk trades "baskets" of stocks, exchange-traded funds ("ETFs"), and related futures contracts that track widely disseminated stock indices, such as the S&P 500. In a typical index basket transaction, the Program Trading Desk buys and sells an entire basket of stocks comprising the actual securities that track the relevant index -- for example, for an S&P 500 basket, the S&P 500 component stocks. Our request relates to the Program Trading Desk's sale of the JPMorgan common stock in connection with facilitating JPMSI's customer trades of the actual basket of the stocks comprising the S&P 500 ("S&P 500 Basket"). Such S&P 500 Basket transactions entail

1 S&P 500® is a trademark of The McGraw-Hill Companies, Inc. The S&P 500 is widely regarded as the standard for measuring large-cap U.S. stock-market performance.

simultaneous entry, but separate execution, of orders in the component securities in proportion to their relative representation in the S&P 500.

As part of JPMSI's index-based program trading business, the Program Trading Desk may, on occasion, act in a "principal" capacity, which means that JPMSI is performing a customer facilitation role by committing the Firm's capital. Such facilitation activity takes place primarily in connection with customers' trading strategies involving (i) the purchase or sale of a large number of securities to track a particular index at a benchmark price ("benchmark facilitation") and (ii) the exchange of a futures contract for physicals ("EFP"), which entails a simultaneous transaction in a basket of index stocks and index futures ("EFP facilitation").[2] The following is a brief description of each of these facilitation activities.

Benchmark facilitation. When a customer seeks to sell a particular index basket at a benchmark price, such as the volume weighted average price ("VWAP") of each of the relevant stocks tracking the index, JPMSI may bid to purchase the entire basket from the customer, in response to the customer's desire for a guaranteed execution price. This facilitation activity is made possible only by JPMSI's decision to commit its own capital to acquire a "long" position in each of those stocks, providing liquidity in the market to offset any potential selling pressure. To trade out of (or "liquidate") this long position assumed by JPMSI, the Program Trading Desk sends sell orders in the component stocks through computerized trading facilities that permit a simultaneous entry of multiple orders. As a matter of general business practice, JPMSI seeks to "flatten" its position by the close of trading on the business day following the customer facilitation transaction.[3]

EFP facilitation. When a customer seeks to transfer its "short" index futures position and the offsetting long position in each of the relevant stocks tracking the index, JPMSI may bid to purchase the entire basket from the customer and simultaneously sell the corresponding futures

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2 EFP transactions are conducted pursuant to applicable futures contract regulations, which generally require that the purchase and sale of the futures contract be simultaneous with the sale and purchase of a comparable quantity of stock. *See* Commodity Exchange Act § 6c(a), 7. U.S.C. § 6c(a), and Rule 1.38 thereunder; Chicago Mercantile Exchange ("CME") Rule 538; Report of the Commodity Futures Trading Commission ("CFTC") Division of Trading and Markets: Exchanges of Futures for Physicals (Oct. 1987). Among other things, the CME requirements for EFP transactions involving stock index futures provide that "[s]tock baskets must be highly correlated to the underlying index with an R2 =.90 or greater. Further, these stock baskets must represent at least 50% of the underlying index by weight; OR, include at least 50% of the names of the underlying index." *See* EFP/EBF/EFR Trading Practices Q&A (A20), Apr. 30, 2007, available at http://www.cme.com/files/efpfaq.pdf.

3 Similarly, JPMSI may also facilitate a customer order to purchase an index basket by acting in a principal capacity. For example, the customer may seek to buy a basket of securities comprising a particular index at a VWAP-based price. The Program Trading Desk may agree to sell the basket to the customer at the guaranteed price, thereby acquiring a "short" position. This sale of the basket to the customer also involves the use of computerized trading facilities that permit a simultaneous entry of multiple orders. To trade out of or liquidate this short position, the Program Trading Desk sends buy orders in the component stocks to the marketplace.

position to the customer. Typically, EFP transactions are priced off the market opening or closing price for each of the relevant component stocks. Once the Program Trading Desk acquires the long stock position and short futures position, it seeks to "unwind" the EFP trade by sending sell orders for the component stocks through computerized trading facilities that permit a simultaneous entry of multiple orders while buying the futures on the relevant contract market.[4]

B. Industry Developments and Regulatory Backdrop

Since the early 1980s, index-based program trading has grown significantly due to an increasing number of index funds and increasing amount of indexed assets.[5] The volume of EFP trading involving stock index futures continues to grow.[6] More recently, ETFs have gained in popularity. Although purchases and sales of ETF shares, in and of themselves, do not involve direct trades of the stocks comprising the relevant index, their creation and redemption activities may necessitate a substantial amount of index-based program trading. The historical data compiled by the New York Stock Exchange LLC ("NYSE") demonstrates the expansion of program trading in recent years. For example, in December 2003, program trading volume accounted for approximately 25.1% of total NYSE volume; the figure for June 2006 was 46.4%.[7]

As more fully described in Part II of this letter, the Division previously made appropriate regulatory accommodations in order to facilitate the NYSE's Exchange Stock Portfolio Service

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4 Similarly, JPMSI may also facilitate a customer EFP order to sell a long futures position and the offsetting short position in each of the stocks comprising the index. For example, the Program Trading Desk may agree to sell the basket to the customer (which is executed by using computerized trading facilities that permit a simultaneous entry of multiple orders), thereby assuming, in effect, the customer's short position, while purchasing the corresponding futures position from the customer at a price based on the market opening or closing. Again, to "unwind" the EFP trade, the Program Trading Desk sends buy orders in the component stocks to the marketplace while selling the futures on the relevant contract market.

5 As noted by the SEC, "The advent of trading in index futures and options in the early 1980s led to the development of stock trading strategies involving the acquisition and liquidation of offsetting positions in the underlying stocks. As those strategies matured, and as institutional investors became increasingly interested in holding portfolios that tracked the market as a whole, program trading evolved. Program trading can be described as the simultaneous entry, but separate execution, of orders in stocks in proportion to their relative representation in major indices." Exchange Act Rel. No. 26,908 (June 8, 1989), 54 Fed. Reg. 25,516 (June 15, 1989).

6 Between 1986 and 1996, the CFTC stated that "EFP activity as a share of trading volume has been relatively stable in traditional agricultural markets and has declined in some cases. The trend for financial futures contracts has been just the opposite, with EFP activity continuing to increase, in some cases dramatically." CFTC Concept Release, 63 Fed. Reg. 3708, 3711 (Jan. 26, 1998).

7 *See* NYSE Program Trading Statistics, http://www.nyse.com/marketinfo/datalib/1152267398806.html. Under the former methodology (i.e., program buy volume + program sell volume as percent of NYSE volume), these figures would have been 50.2% in December 2003 and 92.2% in June 2006. *See id.*

("ESP Service").[8] The ESP Service, whose operation was suspended in 1991, allowed trades in the component stocks of an index to be effected in a single execution, as opposed to separate execution for each of the component stocks. In this narrow aspect, the ESP Service differs from the Firm's current index-based program trading activities. In the ESP No-Action Letter, the staff stated that the "Division will not recommend that the Commission take enforcement action against an Exchange member corporation who engages in agency and proprietary transactions in connection with a Basket including equity securities issued by either such Exchange Member or an affiliate of such Exchange Member without compliance with Section 5," provided that such transactions are executed pursuant to the rules of the ESP Service.[9]

In addition, the Commission has adopted certain rules to facilitate index-related program trading activities. For example, Exchange Act Rule 12a-7, adopted following approval of the NYSE's ESP Service, allows for a national market system security that is a component stock of a "standardized market basket" (as defined in Rule 12a-7) to be traded on an exchange without being registered pursuant to Exchange Act Section 12(a). The Commission reasoned that the reporting of last sale information on such stocks, the availability of information about their issuers, and the particular qualitative and quantitative requirements applicable to these securities justified an exemption.[10] Similarly, by way of example, Regulation M under the Exchange Act provides an exception for basket transactions, which are defined for that purpose as "[b]ids or purchases, in the ordinary course of business, in connection with a basket of 20 or more securities in which a covered security does not comprise more than 5% of the value of the basket purchased," as well as for re-balancing of a basket due to changes in the composition of a standardized index.[11]

II. Discussion

In the ordinary course of its business as a broker-dealer, the Firm's Program Trading Desk provides benchmark and EFP facilitation services to its customers. At present, if a customer seeks to trade baskets of stocks that include the JPMorgan common stock (such as the S&P 500), the Program Trading Desk's ability to provide such facilitation services by acting as principal is substantially hampered. For the reasons discussed below, we believe that this outcome is not warranted, given the policy rationale underlying the Securities Act.

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8 NYSE, SEC No-Action Letter, 1989 WL 246468 (Oct. 26, 1989) ("ESP No-Action Letter").

9 The NYSE rules for the ESP Service are codified in NYSE Rules 800 through 817.

10 Exchange Act Rel. No. 29,285 (June 11, 1991), 56 Fed. Reg. 28,320 (June 20, 1991).

11 Regulation M, Rule 101(b)(6) under the Exchange Act, 17 C.F.R. § 242.101.

A. Need for Relief

From time to time, in order to facilitate a customer order to sell the S&P 500 Basket, JPMSI's Program Trading Desk takes a long position in each of the relevant component stocks, including the JPMorgan common stock. Currently, in the course of liquidating that position, for all other stocks in the S&P 500 Basket, the Program Trading Desk sends sell orders to the marketplace via computerized trading facilities that permit a simultaneous entry of multiple orders,[12] but does not sell the JPMorgan common stock in this fashion because of concerns that such sales may not qualify for the Section 4(3) dealer's exemption, given the corporate affiliation between JPMSI and JPMorgan.[13] Absent the Section 5 concerns, the Program Trading Desk would like to trade out of that position, just as it trades out of the positions that the Firm has in the other component stocks. Similarly, from time to time, JPMSI takes long positions in the relevant S&P 500 component stocks in order to facilitate the customer's EFP order involving a transfer of the paired short futures/long stock positions. In the future, upon completing the EFP, the Program Trading Desk would like to unwind the "cash leg" (that is, the long position in the S&P 500 Basket) by sending sell orders to the marketplace without having to exclude the JPMorgan common stock.[14]

In this regard, it should be noted that JPMSI cannot rely on the Section 4(4) exemption for unsolicited brokerage transactions, because its sale of the JPMorgan common stock would not be deemed an agency transaction executed upon an unsolicited customer order to buy the security. In a principal sale to a customer, even if the customer approaches JMPSI on an unsolicited basis, Section 4(4) is not available because it would not qualify as a "brokers' transaction." JPMSI cannot avoid the Section 5 issue by acting in an agency rather than a principal capacity while satisfying its customers' needs, because JPMSI's customers seek a fixed price execution for their benchmark or EFP orders, which cannot be provided unless JPMSI steps in as principal and assumes risk. By putting its capital at risk, JPMSI is providing liquidity in connection with these transactions, which serves important interests of market participants and the securities markets generally.

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12 Various trading centers receive the entry of such electronic orders from their member firms for the securities listed on their markets, such as the NYSE's SuperDot, which is an electronic order-routing system used by NYSE member firms to send market and limit orders to the NYSE. *See* NYSE, Hybrid Market Training Program, Sep. 2006, available at http://www.nyse.com/pdfs/hm_booklet.pdf.

13 Similarly, when JPMSI is asked to facilitate a customer order to buy the S&P 500 Basket by acting as principal, the Program Trading Desk currently does not include the JPMorgan common stock in the firm's sale of the basket to "fill" the customer order, again because of concerns that the sale may not qualify for the dealer's exemption.

14 Similarly, when JPMSI is asked to facilitate a customer EFP order involving a transfer of the paired long futures/short stock positions, the Program Trading Desk currently does not include the JPMorgan common stock in assuming the customer's short positions in the S&P 500 Basket.

Registration under Section 5 of the Act is not a practical alternative in light of the related expenses and administrative burdens. In addition, JPMSI would be unable to effect registered sales of the JPMorgan common stock during "blackout" periods, which would add further inconvenience and uncertainty for JPMSI's customers and JPMSI's index-based program trading business. The NYSE's ESP Service is not available at present, and there is no alternative exchange-traded basket trading service with respect to which the Division has extended regulatory accommodations under Section 5 of the Act.

In short, absent the relief requested herein, JPMSI has to leave the JPMorgan common stock out of the S&P 500 Basket in order to avoid the Section 5 issue relating to the sale of the JPMorgan common stock. This inconveniences customers and introduces unnecessary complications into JPMSI's ability to engage in S&P 500 Basket trading, a critical component of today's securities markets. Moreover, JPMSI and other U.S. firms in a similar position are at a competitive disadvantage in relation to other broker-dealers whose parent corporations' stocks are not components of the S&P 500 (*e.g.*, those owned by foreign holding companies).[15]

B. Basis for Relief

We hereby seek the staff's assurance that it will not recommend enforcement action if JPMSI sells the common stock of JPMorgan in connection with its facilitation of customer orders for the S&P 500 Baskets without registration under Section 5 of the Securities Act. In these transactions, JPMSI essentially functions as a dealer, rather than as an issuer or underwriter. The transactions will be executed in the ordinary course of JPMSI's business of buying and selling securities as a broker-dealer. The Program Trading Desk will trade the JPMorgan common stock in order to meet customers' needs for benchmark and EFP facilitation services, not as a means to engage in an unregistered distribution of the security.

JPMSI's transactions in the JPMorgan common stock will occur as part of an integrated set of transactions based on the S&P 500. They will not be part of any particular effort to distribute any individual security. Orders to sell the JPMorgan common stock will be entered simultaneously along with orders to sell all of the other component stocks. The S&P 500 Basket transactions will occur as part of a single trading strategy. The terms of the trade (execution price and quantity) of the S&P 500 Basket will not be individually negotiated per each stock included in the basket, and the investment decision is based on the entire basket as a whole. Neither the Program Trading Desk nor any other business unit of the Firm will solicit customer transactions in the JPMorgan common stock.[16] While the Firm and the Program Trading Desk

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15 In addition to JPMorgan, a number of corporations whose affiliates include NYSE member firms are included in the S&P 500.

16 As discussed below, NYSE Rule 312(f) currently prohibits a member firm from effecting any transaction in its parent corporation's equity or non-investment grade debt securities for the account of any customer, except on an unsolicited basis.

may advertise and market the availability of index-based program trading services to investors in general, no basket transaction with any customer will be initiated upon solicitation by the JPMSI personnel.

It is purely coincidental that the common stock of JPMSI's parent corporation is included in the S&P 500. The Program Trading Desk by no means undertakes index-based program trading as a means to effect direct or indirect distributions of the JPMorgan common stock without registration. Indeed, the Program Trading Desk currently has to go to great lengths to exclude the JPMorgan common stock from its trading, which is inconvenient for the customer, complicated for JPMSI, and serves no apparent investor protection purpose. The Program Trading Desk does not possess any "inside information" regarding the JPMorgan common stock by virtue of the corporate affiliate relationship between JPMorgan and JPMSI.

Investor protection would not be furthered by requiring registration of the JPMorgan common stock when the sale takes place only as part of the S&P 500 Basket trading. These transactions are overwhelmingly a sale of the S&P 500 stocks as a whole, not the sale by JPMSI of its parent corporation's common stock. At present, the JPMorgan common stock generally comprises between 1.3% and 1.4% of the S&P 500. Customers wishing to buy or sell the S&P 500 Basket from or through JPMSI are focused on the investment merit of the index as a whole, and not any particular individual component stock. Disclosure about JPMorgan provided through registration in this setting would not be relevant to investors considering these basket trades.

The relief requested is very similar to that granted by the staff in connection with the NYSE ESP Service.[17] The NYSE sought relief on behalf of its members in 1989, in connection with the launch of its ESP Service. The first portfolio to be traded on the service was based on the S&P 500, which at the time included the parent companies of five NYSE member firms. In this context, the staff took a no-action position under Section 5, provided that (i) the transactions were effected in accordance with NYSE Rule Series 800, which governed the ESP Service, (ii) the transactions complied with NYSE Rule 312(g) (currently codified as 312 (f)) and the exceptions to that rule provided in Rule 800(c)(vii), and (iii) the member corporation's or affiliate's stock did not constitute more than 5% of the basket. The 5% limitation also applied to any customized basket created through a "split" between member and customer of the basket stocks pursuant to the applicable NYSE rules.

As in the ESP No-Action Letter, the S&P 500 Baskets at issue in this request are based on a widely disseminated stock index. The ESP Service was designed to permit trading of standardized baskets, each of which was required to be based on a widely disseminated stock index and approved by the NYSE. Initially, according to the ESP No-Action Letter, the ESP Service would provide for trading in just one basket, which was based on the S&P 500 Portfolio

17 NYSE, SEC No-Action Letter, 1989 WL 246468 (Oct. 26, 1989).

Index, an index identical to the S&P 500 except that it has been adjusted to eliminate fractions of shares and is adjusted less frequently than the S&P 500. The ESP No-Action Letter even permitted the NYSE member firm to "split" a basket with a customer, if the customer did not want to trade all of the component stocks. In this regard, it should be noted that JPMSI seeks relief for a more limited range of basket trading than what is permitted under the ESP No-Action Letter, because the Firm's index-based program entails no customization.

Like the ESP Service, the terms of JPMSI's trades with its customers are negotiated on an aggregate index-wide basis. For example, when providing benchmark facilitation services, JPMSI may agree to buy an S&P 500 Basket in the amount of $10 million on a VWAP basis. Similarly, when providing EFP facilitation services, JPMSI may agree to buy the S&P 500 Basket (long stock)/short futures positions with the "cash leg" valued to be $10 million on a market closing price basis. Through the ESP Service, the entire basket was traded on the NYSE at an aggregate price with one execution, but the purchaser became the direct owner of each of the individual stocks in the basket. Likewise, each S&P 500 Basket transaction executed by JPMSI is based on a simultaneous entry of multiple orders that entails aggregate pricing and transfer of ownership for the entire basket, even though the transaction requires, as a mechanical matter, separate execution for each security in the basket.

In approving the ESP Service, the Commission noted that the "ESP market will have different trading dynamics than the market for the individual stocks, and that the regulatory structure for individual stocks may *not* be best suited for ESP trading" (emphasis added).[18] We respectfully submit that the same trading dynamics that led the Division to issue the ESP No-Action Letter in 1989 should lead the staff to extend the same no-action position to JPMSI's index-based program trading.

Consistent with the ESP No-Action Letter, JPMorgan comprises less than 5% of the S&P 500. The ESP No-Action Letter specifies that the stock of the member firm or its affiliate must not comprise more than 5% of the basket, whether standardized or customized through a split. According to the information provided by the NYSE in its request for no-action relief, the NYSE member firm's affiliate comprising the largest percentage of the S&P 500 Portfolio Index represented 2.19%. At present, the JPMorgan common stock comprises between 1.3% and 1.4% of the S&P 500, well below the limit imposed in the ESP No-Action Letter. JPMSI will monitor this percentage and would not rely on the no-action position if the 5% threshold is exceeded.

The NYSE provided exceptions from its Rule 312(g) (currently codified as Rule 312(f)) for transactions executed through the ESP Service.[19] Similarly, the NYSE staff has advised us

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18 Exchange Act Rel. No. 27,382 (Oct. 26, 1989), 54 Fed. Reg. 45,834 (Oct. 31, 1989).

19 As noted by the NYSE in its incoming letter requesting the staff's no-action position, Rule 312 was interpreted by the NYSE staff to preclude a member firm whose affiliate's stock was a component of the S&P 500 Portfolio Index from effecting basket transactions for its own account without obtaining the exchange's approval.

that the NYSE would not object to the Firm's index-based program trading under Rule 312.[20] Separately, also under NYSE Rule 312, a member firm may not effect any transaction (except on an unsolicited basis) for the account of any customer in, or make any recommendation with respect to, the equity security or any non-investment grade debt of the member firm itself or its parent corporation.[21] In compliance with this provision, all sales of the S&P 500 Baskets or other index baskets that include the JPMorgan common stock will be effected by JPMSI on an unsolicited basis. In short, from the perspective of compliance with the NYSE rules, there should be no reason not to allow the activities expressly permitted by NYSE Rule 800(c)(vii) outside the context of the now-defunct ESP Service.

Finally, it is worth emphasizing that JPMSI's index-based program trading is subject to specific reporting obligations for program trades under the applicable rules of self-regulatory organizations ("SROs").[22] In addition, as noted above, EFP trades are subject to the CFTC's oversight through a variety of sources, including the agency's review of contract market rules governing such transactions, its reporting and recordkeeping requirements, and contract markets' enforcement of their own rules.[23] As in other instances (*e.g.*, compliance with Regulation M restrictions), the existing oversight structure should provide assurance to the SEC that JPMSI's index-based program trading remains subject to appropriate regulatory controls, such that further regulation under the Securities Act is unnecessary.

As part of its trading rules for the ESP Service, the NYSE provided exceptions for those member firms whose affiliates were included in the S&P 500 Portfolio Index.

20 As stated by the NYSE staff, the exchange would have no objections to a member firm selling or buying its parent corporation's stock in the ordinary course of its business as a broker-dealer to facilitate index basket trading activities by its customers, provided that such transactions have no material impact on the firm's overall financial soundness. This information was provided by Gregory F. Taylor, Senior Special Counsel, Rule and Interpretive Standards, NYSE, to Soo J. Yim, Wilmer Cutler Pickering Hale & Dorr LLP, in telephone discussions on October 19, 2005 and on May 3, 2007.

21 *See* NYSE Info Memo 06-65 (Sep. 11, 2006).

22 As an NYSE member firm, JPMSI is required to submit a Daily Program Trading Reporting ("DPTR") application to the NYSE. *See* NYSE Info. Memo 03-9 (Mar. 17, 2003); NYSE Rule 476(a)(11). DPTRs must be provided by close of business on the second business day following the reportable activity (*i.e.*, T+2). For OATS reporting to the NASD, firms must indicate that a trade is a program trade or index arbitrage trade. NASD Rule 6954(b)(17). For this purpose, "program trade" and "index arbitrage trade" have the same meanings as in NYSE Rule 80A. The NYSE recently proposed to update the definition of program trading in its Rule 80A and to replace the DPTR requirement with a simplified audit trail procedure, and this proposal was approved by the SEC on May 22, 2007. *See* Exchange Act. Rel. No. 55,615 (Apr. 11, 2007), 72 Fed. Reg. 19,225 (Apr. 17, 2007); Exchange Act. Rel. No. 55,793 (May 22, 2007), 72 Fed. Reg. 29,567 (May 29, 2007). JPMSI's facilitation of its customer trades of the S&P 500 Baskets as described herein would meet the NYSE's newly amended definition of program trading under Rule 80A.

23 CFTC Concept Release, 63 Fed. Reg. 3708, 3711 (Jan. 26, 1998).

C. Conclusion

Based on the foregoing, we believe that it would be appropriate for the staff not to recommend enforcement action against the Firm or JPMorgan if the Firm sells the JPMorgan common stock in connection with facilitating JPMSI's customer trades of the S&P 500 Baskets without registration under Section 5, all in the manner described in this letter. We believe that the rationale supporting the Division's position in the ESP No-Action Letter is present here, including appropriate regulatory oversight and the small amount of the security in relation to the overall index. If you have any questions concerning the foregoing or desire any additional information, please do not hesitate to contact the undersigned at (202) 663-6958 or Meredith Cross at (202) 663-6644.

Very truly yours,

Soo J. Yim

cc: David Miller, Esq.
J.P. Morgan Securities Inc.

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